January 23, 2007


United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 4561

Attn:  Steven Jacobs, Accounting Branch Chief

RE:  Holobeam, Inc.
      Form 10-K for the year ended September 30, 2006
      File No. 0-03385

Dear Mr. Jacobs:


The following is the company's response to your letter dated
January 10, 2007 regarding Form 10-K for the year ended
September 30, 2006:

Form 10-K for the year ended September 30, 2006
-----------------------------------------------

Financial Statements
--------------------

Reports of Independent Registered Public Accounting Firm
--------------------------------------------------------

Comment 1. Your predecessor auditor's report does not seem appropriate since the restatement adjustments have not been audited. Please amend . . .


Response:

We have contacted the successor auditor who stated that they will audit the restatement adjustments and reissue their report that expresses an opinion on the restated 2004 and 2005 financial statements.

Mr. Steven Jacobs
Page Two
January 23, 2007

We the company hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this correspondence to be signed on its behalf by the undersigned hereunto duly authorized.



Dated:  January 23, 2007


                  Holobeam, Inc.


                               /s/ Ralph A. Fredericks
   			       ------------------------------
                                 Ralph A. Fredericks
        			Treasurer